EXHIBIT 11.2

CPI CORP. COMPUTATION OF INCOME (LOSS) PER SHARE - BASIC
FISCAL YEARS ENDED FEBRUARY 6, 2010, FEBRUARY 7, 2009, AND FEBRUARY 2, 2008

	in thousands except share and per share data
		2009	2008	2007

	Common shares outstanding at beginning of fiscal period	9,199,137	17,028,315	16,975,343
	Shares issued during the period - weighted average	78,855	40,928	34,917
Less:	Treasury stock - weighted average	(2,285,481)	(10,559,403)	(10,619,299)

	Weighted average number of common and common equivalent shares	6,992,511	6,509,840	6,390,961

	Net income (loss) applicable to common shares:
	From continuing operations	$13,797	$(6,724)	$4,017
	From discontinued operations	-	(961)	(441)

	Net income (loss)	$13,797	$(7,685)	$3,576

	Net income (loss) per common and common equivalent shares:

	From continuing operations	$1.97	$(1.03)	$0.63
	From discontinued operations	-	(0.15)	(0.07)

	Income (loss) per common share	$1.97	$(1.18)	$0.56